Interbrew

THE WORLD'S LOCAL BREWER

02 DEC 23 AM 11:47

By c 02060704

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

Leuven, 20 December 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

dlw 1/2/03

Enclosure: press release

Interbrew

THE WORLD'S LOCAL BREWER®

PRESS RELEASE

Interbrew appoints John F Brock as new Chief Executive Officer

Brussels, 20 December 2002

The Board of Directors of Interbrew, "The World's Local Brewer©", has appointed John F Brock to become the new Chief Executive Officer with effect from February 1 2003. He joins from Cadbury Schweppes PLC where he is Chief Operating Officer. John succeeds Hugo Powell who is retiring after 19 years with Interbrew.

The Board wishes to express its deep appreciation to Hugo for leading the company so ably during a decisive period in its history.

Under Hugo's leadership, Interbrew defined and implemented its vision as "The World's Local Brewer©" by building strong local platforms and presenting compelling brand portfolios in the world's major beer markets. In December 2000, Hugo and his management team successfully completed Interbrew's EUR 3.5 billion IPO, giving the company the necessary resources to continue its expansion strategy. Interbrew has grown more than tenfold under Hugo's leadership, both organically and externally, posting an impressive track record in the consolidation of the world's brewing industry, outperforming its peers for a decade in both sales and earnings growth.

"December 1st 2002 marked my 40th year in business, of which almost 19 have been with Labatt and Interbrew. It is now time to give priority to my family, and to turn the leadership of this fine company over to John whose long international career and experience are especially relevant to Interbrew's continuing mission as 'The World's Local Brewer©,' " said Hugo.

John, 54, is a US citizen and has been living in Europe for the past seven years. He brings to Interbrew almost 25 years experience in all aspects of the global beverages industry. He contributed to Cadbury Schweppes' high profile acquisitions including Dr Pepper/Seven Up and Snapple in the US and Orangina in France, making the company number one in non-colas across its markets. He was named "Executive of the Year" in 2000 by the US Beverage Industry.

John has also helped develop excellent growth in Cadbury Schweppes' confectionery business in its core markets of UK, Ireland and Australia as well as

Interbrew

THE WORLD'S LOCAL BREWER©

"I am truly excited about the opportunity of leading Interbrew. I look forward to continuing the successful growth of the company based on its outstanding brands and excellent people," said John.

The Board of Directors is confident that John is the right person to lead Interbrew's talented management team and ensure the company's continued growth. John's background and accomplishments will enable him to bring to Interbrew new momentum, innovative ideas but above all a wealth of international experience. This will assure Interbrew's position as a global leader during a period of continuing industry consolidation.

"Hugo has done a tremendous job at Interbrew, leading us through a crucial period of our growth and development. We thank him for his dedication and wish him well in his retirement," said Pierre Jean Everaert, Chairman of the Board. He continued: "Interbrew is fortunate to have found an executive with the talents and vision of John as a successor."

Pictures are downloadable from our website: www.interbrew.com

Interbrew - *The World's Local Brewer©*

Interbrew, *The World's Local Brewer©*, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler® in Belgium), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Contact information

Corneel Maes
Vice President Corporate Communication
Tel: +32-16-31-57-69
Mobile: +32-475-92-27-69
Fax: +32-16-31-59-69
E-mail: corneel.maes@interbrew.com

Interbrew

THE WORLD'S LOCAL BREWER©

John F Brock – Career summary

2000-2002	Cadbury Schweppes PLC Chief Operating Officer
1995-2000	Dr Pepper/ Cadbury North America President/Chief Executive Officer
1994-1995	Cadbury Schweppes Beverages Division President
1992-1994	Cadbury Europe President
1989-1992	Cadbury Schweppes Beverages Division Executive Vice President
1983-1989	Cadbury Schweppes USA, INC. Vice President – Technology
1971-1983	Procter & Gamble